FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Fiscal Year-end Dividend Plans

2.	Nomura Announces Changes in Organizations, Executive Officers and Key Management of Global Businesses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 2, 2007	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

News Release

Nomura Announces Fiscal Year-end Dividend Plans

Tokyo, March 2, 2007—Nomura Holdings, Inc. today announced its plans for the year-end dividend payment for the fiscal year ending March 31, 2007.

The year-end dividend amount will be the sum of 8 yen per share (the fourth quarter target dividend as announced on April 28, 2006) and an additional amount based on the level of profits. As a result, the total amount of dividends paid for the fiscal year will exceed 32 yen per share. The amount of the year-end dividend will be announced in late April on the same day as the announcement of full-year financial results for the fiscal year ending March 31, 2007.

Please refer to the table below for a comparison with dividends paid the previous fiscal year.

Dividend Table

	Dividend Per Share (Yen)
	1Q	2Q	3Q	Year-end			Annual
	Target dividend(*1)	Target dividend(*1)	Target dividend(*1)	Target dividend(*1)	Additional Amount (*2)	Total
Year ended March 31, 2006	—	12	—	12	24	36	48
Year ending March 31, 2007 (completed)	8	8	8	—	—	—	32 + TBA
Year ending March 31, 2007 (planned)	—	—	—	8	TBA	8 + TBA

Notes:	1.	Target dividend represents the minimum dividend. TBA = To be announced at same time that full-year financial results are announced in late April
	2.	In line with our capital management policy, when Nomura achieves a sufficient level of profits
		the year-end dividend will be increased so that the consolidated dividend payout ratio is at least 30%.

(Reference)

As a general dividend policy, Nomura first decides quarterly target dividend amounts, the minimum dividend level, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

As for retained earnings, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591

Larry Heiman	Corporate Communications Dept.,

Nomura Group Headquarters

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Nomura Announces Changes in Organizations,

Executive Officers and Key Management of Global Businesses

Tokyo, March 2, 2007— Nomura Holdings, Inc. (NHI) today announced the following key organizational changes and management changes.

A. Organizational Changes (effective April 1, 2007)

1. A Group Corporate Communications Dept. will be newly established in NHI.

2. A Corporate Citizenship Dept. will be newly established in NHI.

B. Newly Appointed NHI Executive Officers (effective April 1, 2007)

Toshio Hirota

Appointed as Executive Managing Director, Head of Communications

Shigesuke Kashiwagi

Appointed as Senior Managing Director, Co-Head, Regional Management of Americas

(Will remain COO, Nomura Holding America Inc., and CEO, Nomura Securities International, Inc., in addition to retaining other current responsibilities)

Yoshinori Go

Appointed as Senior Managing Director, Head of Asia Region Marketing

(Will remain COO, Nomura Asia Holding N.V., and President & CEO, Nomura International (Hong Kong) Limited, in addition to other current responsibilities)

New NHI Executive Officer Lineup Following New Appointments (effective April 1, 2007)

Nobuyuki Koga, President & CEO

Hiroshi Toda, Deputy President & COO

Kazutoshi Inano, Deputy President & Co-COO

Masanori Itatani, Executive Managing Director, Head of Internal Audit

Akihiko Nakamura, Executive Managing Director, Chief Information Officer

Toshio Hirota, Executive Managing Director, Head of Communications

Akihito Watanabe, Senior Managing Director, Head of Group HR Development

Tetsu Ozaki, Senior Managing Director, Head of Group Corporate Strategy

Masafumi Nakada, Senior Managing Director, Chief Financial Officer

Noriaki Nagai, Senior Managing Director, Head of Corporate Office

Hideyuki Takahashi, Senior Managing Director, Head of Regional Management, Americas

Yugo Ishida, Senior Managing Director, Head of Regional Management, Europe

Shigesuke Kashiwagi, Senior Managing Director, Co-Head of Reg. Management, Americas

Yoshinori Go, Senior Managing Director, Head of Asia Region Marketing

C. Appointment of Group Compliance Officer (effective April 1, 2007)

Kazutoshi Inano, Deputy President & Co-COO, Nomura Holdings, Inc., has been appointed as Group Compliance Officer.

D. Appointment of Head of Asia Region Products (effective April 1, 2007)

Yuji Nakata has been appointed as Head of Asia Region Products.

E. Bolstering of Nomura Asia Holding N.V. COO Lineup (planned for April 1, 2007)

Yoshinori Go, Senior Managing Director, Nomura Holdings, Inc., Head of Asia Region Marketing, will remain COO of Nomura Asia Holding N.V.

Noriyasu Yoshizawa, Senior Managing Director, Head of China Operations, Nomura Securities Co., Ltd., has been appointed as COO of Nomura Asia Holding N.V.

Yuji Nakata, has been appointed as COO of Nomura Asia Holding N.V.

F. Appointment of Group Compliance Head/Co-Head (effective April 1, 2007)

Kazutoshi Inano, Deputy President & Co-COO, Nomura Holdings, Inc., has been appointed as Group Compliance Head.

Hiroshi Tanaka, Executive Managing Director, Nomura Securities Co., Ltd., has been appointed as Group Compliance Deputy Head.

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept.,
Nomura Group Headquarters

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.